EXHIBIT 23.1

KPMG LLP

811 Main Street

Houston, TX 77002

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 10, 2017, with respect to the consolidated balance sheets of Memorial Production Partners LP and subsidiaries (the Partnership) as of December 31, 2016 and 2015, the related consolidated statements of operations, equity, and cash flows for the year ended December 31, 2016, and the related consolidated and combined statements of operations, equity, and cash flows for each of the years in the two-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated by reference herein.

Our report contains an explanatory paragraph that states that the Partnership’s decreased liquidity has adversely impacted the Partnership’s ability to comply with financial debt covenants and raises substantial doubt about its ability to continue as a going concern. The consolidated and combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated and combined financial statements, the statements of operations, equity, and cash flows for each of the years in the two-year period ended December 31, 2015 have been prepared on a combined basis of accounting.

/s/ KPMG LLP

Houston, Texas

June 13, 2017

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative (“KPMG International”), a Swiss entity.